China Nutrifruit Group Limited
5th Floor, Chuangye Building, Chuangye Plaza
Industrial Zone 3, Daqing Hi-Tech Industrial Development Zone
Daqing, Heilongjiang 163316
People’s Republic of China

June 28, 2010

By EDGAR Transmission and by Hand Delivery
James Giugliano
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China Nutrifruit Group Limited
Form 10-K for Fiscal Year Ended March 31, 2009
Filed June 30, 2009
File No. 001-34440

Dear Mr. Giugliano:

On behalf of China Nutrifruit Group Limited (“China Nutrifruit” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 22, 2010, providing the Staff’s comments with respect to the above referenced Form 10-K for the fiscal year ended March 31, 2009 (the “2009 10-K”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for Fiscal Year Ended March 31, 2009

Note 1 – Nature of Business, page 58

1.

We note your response to our prior comment one in which you state the objective of the make good escrow arrangements was to ensure the proper valuation of the Share Exchange and the Private Placement and that neither Mr. Kung’s nor Mr. Ng’s continued involvement was a factor in determining the settlement of the make good escrow agreement. However, we also note your disclosure that due to Mr. Kung’s service as a director for Fezdale, you concluded the release of the escrowed shares was a separate compensatory arrangement. Please describe to us Mr. Kung’s specific duties as a director of Fezdale, and tell us how you considered FASB ASC 718-10-S99-2 with respect to the release of the escrowed shares.

China Nutrifruit Response: Fezdale Investments Limited (“Fezdale”) has no business operations or assets other than its 100% ownership of Solar Sun Holdings Limited, a Hong Kong corporation. When serving as a director of Fezdale, Mr. Kung had responsibilities typically associated with being a member of a board of directors. Specifically, Mr. Kung was primarily responsible for overseeing Fezdale’s major plans and actions, managing its corporate resources and setting its long-term strategic goals. In addition, because Fezdale indirectly holds 100% of Daqing Longheda Food Company Limited (“Longheda”), Mr. Kung was involved in the oversight of Longheda’s business operations and financial performance, when appropriate. Because FASB ASC 718-10-S99-2 was not effective on March 31, 2009, the end of the Company’s 2009 fiscal year, we followed the guidance in FAS 123(R) and recognized, as a compensation expense, the transfer and release of the “make good shares” to Mr. Kung in fiscal year 2009 due to his position as Fezdale’s director.

Because the release of the “make good shares” to Mr. Kung was not contingent on his continued service as a director and Mr. Kung resigned as the director of Fezdale in July 2009, in accordance with FASB ASC 718-10-S99-2, the Company is not recognizing any compensation expense relating to the make good arrangement for the fiscal year ended March 31, 2010.

Note 10 – Provision for Income Taxes, page 68

2.

We note from your response to our prior comment two that $3,331,761 of the increase in your tax loss carryforwards and offsetting valuation allowance relates to stock compensation expenses, which you also have determined are non-deductible expenses for tax purposes. If these expenses are not deductible in future periods, please either tell us why you included the effect of non-deductible expenses in your tax loss carryforwards or reduce your tax loss carryforwards (and associated offsetting valuation allowance) to reflect the non-deductible nature of this expense. If these stock compensation expenses are deductible in future periods, please modify your title of “Non-deductible expenses and non-assessable profits” in your tax reconciliation table to make clear that this amount relates to an expense that was deductible in determining your tax loss carryforwards.

China Nutrifruit Response: Per the Staff’s comment, the non-deductible expenses related to stock compensation expense has been removed from the tax loss carryforwards. We plan to revise Note 10 to the Company’s financial statements as set forth in Exhibit A. In the revised Exhibit A, the tax loss carryforwards and valuation allowance decreased by $3,331,761 at March 31, 2009.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Jing Zhang of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8323.

Sincerely,

China Nutrifruit Group Limited

By:/s/ Colman Cheng
      Colman Cheng
      Chief Financial Officer